EXHIBIT 12.1

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2006	2005	2004	2003	2002

Pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(123)	$573	$373	$(642)	$51
Add:
Amortization of previously capitalized interest	12	11	11	11	10
Distributed income of equity investees	5	7	3	3	2
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	10	7

Total additions	17	18	14	24	19
Deduct:
Capitalized interest	7	7	7	8	7
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	9	12	11	11	7

Total deductions	16	19	18	19	14
TOTAL (LOSS) EARNINGS	$(122)	$572	$369	$(637)	$56

FIXED CHARGES
Interest expense	$451	$411	$369	$296	$243
Capitalized interest	7	7	7	8	7
Amortization of debt discount, premium or expense	19	27	61	44	9
Interest portion of rental expense(1)	98	94	91	89	76
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	—	7	5

TOTAL FIXED CHARGES	$575	$539	$528	$444	$340

TOTAL EARNINGS BEFORE FIXED CHARGES	$453	$1,111	$897	$(193)	$396

RATIO OF EARNINGS TO FIXED CHARGES	*	2.06	1.70	**	1.16

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $122 million.

**	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $637 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.